Bone Biologics Corporation

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

February 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jane Park

Re:	Bone Biologics Corporation Registration Statement on Form S-1 File No. 333-276771

Ladies and Gentlemen:

On February 27, 2023, Bone Biologics Corporation (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:15 p.m. Eastern Time on February 28, 2024 or as soon thereafter as practicable. The Company hereby withdraws that request and respectfully requests, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of the above-referenced Registration Statement on February 29, 2024 at 5:15 p.m. Eastern Time or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Alexander R. McClean of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

Bone Biologics Corporation

By:	/s/ Jeffrey Frelick
Jeffrey Frelick
President and Chief Executive Officer